SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

AIVTECH INTERNATIONAL GROUP CO.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

001457 100
(CUSIP Number)

CRL International Company Limited
Rooms 1318-19, Hollywood Plaza
610 Nathan Road
Mongkok KI, Hong Kong
+ 86-139-2606-9852
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

December 29, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

CRL International Company Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,664,668
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,664,668
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,664,668

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  7.34%

(14) TYPE OF REPORTING PERSON

   CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of AIVtech International Group Co., a Nevada corporation (“AIVtech” or the “Issuer”), with its principal place of business located at 1305 East, Hightech Plaza, Phase 2, Tian'An Cyber Park, FuTian District, ShenZhen City, GuangDong Province, China.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is CRL International Company Limited which is hereinafter sometimes referred to as the “Reporting Person.” Currently the Reporting Person is a shareholder of the Issuer. Its principal place of business is located at Rooms 1318-19, Hollywood Plaza, 610 Nathan Road, Mongkok KI, Hong Kong.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a company incorporated under the laws of Hong Kong.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 29, 2010 (the “Closing Date”), the Issuer entered into a subscription agreement (“Subscription Agreement”) with the Reporting Person, for the issuance and sale in a private placement (the “Private Placement”) of investment units (the “Units”), each Unit consisting of one share (the “Purchased Shares”) of the Company’s common stock, $.001 par value per share and a warrant (the “Warrants”) to purchase one-tenth (1/10) share of common stock for each Unit purchased, for aggregate gross proceeds of $7,540,000.  The purchase price per Unit was $3.00 which was equal to sixty (60%) percent of the average closing price of the common stock for the 10 trading days prior to the Closing Date. In connection with the Private Placement, we issued to the Reporting Person a total of 1,513,334 shares of common stock and five-year Series A Warrants to purchase up to an additional 151,334 shares of common stock at an exercise price of $4.00. The total of 1,664,668 shares represents 7.34% of the Issuer’s issued and outstanding common shares together with the Reporting Person’s securities exercisable into the common stock.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer’s common stock was resulted from the closing of a private placement undertaken by the Issuer to accomplish the financing of AIVtech.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	hedging transactions with regard to the Purchased Shares accept in compliance with the Securities Act

(b)	resale, distribution or fractionalization of the Purchased Shares;

(c)	other person having a direct or indirect beneficial interest in the Purchased Shares;

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 1,664,668 shares of the issued and outstanding common stock of the Issuer. Such amount represented 7.34% of the total issued and outstanding common shares of the Issuer together with the Reporting Person’s securities exercisable into the common stock.

(b)	The Reporting Person holds sole voting and dispositive power over the common stock of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As mentioned above in Item 3, on the Closing Date, the Issuer entered into a Subscription Agreement for the issuance and sale of investment units in a Private Placement for aggregate gross proceeds of $7,540,000.

On the Closing Date, in connection with the Private Placement, the Reporting Person was granted Series A Warrants to purchase up to an additional 151,334 shares of common stock at an exercise price of $4.00. The Warrants have a term of five (5) years.

Other than the Subscription Agreement and Warrants as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.1	Subscription Agreement. furnished as Exhibit 10.1 to the Form 8-K previously filed on December 30, 2010, and is incorporated herewith by reference.
10.2	Form of Series A Warrant. furnished as Exhibit 10.2 to the Form 8-K previously filed on December 30, 2010, and is incorporated herewith by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011

CRL International Company Limited

By:	/s/ Rong Chen
Name:	Rong Chen
Title:	Managing Director